SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON DECEMBER 19, 2019

1.      Date, time and place: On December 19, 2019, at 9:00 a.m., at the headquarters of GAFISA S.A. (“Company”), in the City and State of São Paulo, at Avenida Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900.

2.      Call Notice: Call notice was published by submitting on November 19, 2019 to the Brazilian Securities and Exchange Commission (CVM) via Empresas.Net system the documents and information relating to the Agenda, pursuant to CVM Instructions Nos. 481 and 480.

3. Attendances: Shareholders representing thirty-five integers and thirty-tenths percent (35.30%) of the Company’s voting capital stock. Also, Messrs. Leo Julian Simpson, Eduardo Laranjeira Jácome, and Mrs. Denise dos Passos attended the meeting, for the purposes of provisions of Article 134, Paragraph 1 of Law No. 6.404/76.

4.      Composition of the Board: Mr. Leo Julian Simpson, Chairman of the Presiding Board; and Mr. Lucas Dias Trevisan, Secretary.

5.      Agenda: (i) to ratify the Development Agreement Proposal– Estação Osasco Desenvolvimento Imobiliário. S.A. (“MOU Osasco”), entered into between the Company and Cadence Gestora de Recursos Ltda., controlling asset manager of Estação Osasco Desenvolvimento Imobiliário S.A for potential acquisition of majority interest by means of contribution to referred company’s capital stock, as well as authorize the Company’s management to engage independent advisors who will carry out the analyses and valuations provided for in the MOU Osasco; and (ii) to ratify the execution of a Memorandum of Understanding entered into between the Company and Wotan Realty Ltda. and Wotan Capital LLP (“MOU Wotan”) for potential incorporation of projects into the Company’s landbank, and authorize the Company’s management to engage independent advisors who will carry out the analyses and valuations provided for in the MOU Wotan.

6.      Resolutions: the following resolutions were taken with abstentions and dissenting votes registered in each case, authorizing the drawing up of these minutes in the summary format and their publication by omitting shareholders’ signatures, as authorized by Article 130, Paragraphs 1 and 2 of Law No. 6.404/76:

6.1.      To ratify by a majority of attendees, registering the abstentions, in accordance with the voting map attached hereto, the Development Agreement Proposal – Estação Osasco Desenvolvimento Imobiliário. S.A. (“MOU Osasco”), entered into between the Company and Cadence Gestora de Recursos Ltda., controlling asset manager of Estação Osasco Desenvolvimento Imobiliário S.A for potential acquisition of majority interest by means of contribution to referred company’s capital stock, as well as authorize the Company’s management to engage independent advisors who will carry out the analyses and valuations provided for in the MOU Osasco; and

6.2.      To ratify by a majority of attendees, registering the abstentions, in accordance with the voting map attached hereto, the execution of a Memorandum of Understanding entered into between the Company and Wotan Realty Ltda. and Wotan Capital LLP (“MOU Wotan”) for potential incorporation of projects into the Company’s landbank, as well as authorize the Company’s management to engage independent advisors who will carry out the analyses and valuations provided for in the MOU Wotan.

6.2.1. It is hereby declared that Eleven Serviços de Consultoria e Análise was engaged as an independent appraiser of projects relating to this transaction.

7. Closing. With no further matters to be discussed, this meeting was adjourned to draw up these minutes in the summary format, which were then read, approved and signed by attendees. São Paulo, December 19, 2019. Presiding Board: Leo Julian Simpson, Chairman, and Lucas Dias Trevisan, Secretary. Attending Shareholders: According to the attendance list attached to these minutes, JOSE AURELIO VALPORTO DE SA JUNIOR; CITY OF NEW YORK GROUP TRUST; ELECTRONIC DATA SYSTEMS LTD RETIREMENT PLAN; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; RIVER AND MERCANTILE GLOBAL HIGH APLHA FUND; RIVER AND MERCANTILE ICVC - RIVER AND MERCANTILE GLOBAL H A; RIVER AND MERCANTILE WORLD RECOVERY FUND; SPDR SP EMERGING MARKETS ETF; SPDR SP EMERGING MARKETS SMALL CAP ETF, ESTOCOLMO FUNDO DE INVESTIMENTO EM ACOES; VARSOVIA FIM IE CREDITO PRIVADO; REDWOOD BRONZE FIA; REDWOOD SILVER FIA; PLANNER CASH II FUNDO DE INV MULT CREDITO PRIVADO IE; FUNDO DE INVESTIMENTO MULTIMERCADO LEGACY CP IE; PLANNER ADVANCED FUNDO DE INVEST. EM ACOES; TAURUS FUNDO DE INVESTIMENTO MULTIMERCADO; CITIBANK N.A. ADR DEPARTMENT.

São Paulo, December 19, 2019.

Presiding Board:
Leo Julian Simpson Chairman	Lucas Dias Trevisan Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer